                                                                     EXHIBIT E-1

- --------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                            -----------------------
                                   FORM 10-Q

                QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

               For the quarterly period ended December 31, 1995

                        Commission file number:  0-18192

                               MEGAMATION INC.
            (Exact name of registrant as specified in its charter)

            DELAWARE                                    13-3372947
   (State or other jurisdiction of                    (IRS Employer
   incorporation or organization)                    Identification No.)

    51 Everett Drive
    Building #B4
    Lawrenceville, NJ                                     08648
(Address of principal executive offices)                (Zip Code)

       Registrant's Telephone Number, Including Area Code:  609-799-7711

                                Not Applicable
                    (Former name, former address and former
                  fiscal year, if changed since last report.)

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                     Yes  [ X ]               No   [    ]

     As of December 31, 1995, there were 14,358,666 shares outstanding of the Registrants common stock, $0.01 par value per share.

                                                        Page 1 of 30

                                                Exhibit Index appears on page 17

- --------------------------------------------------------------------------------

                               MEGAMATION INC.

Item 1. Financial Statements

                       Statements of Financial Position

                                                                          (Unaudited)      (Audited)
                                                                          December 31,      June 30,
                                                                             1995             1995
                                                                         -------------    -------------
ASSETS:

Current assets:
        Cash...........................................................  $     25,253     $    264,225
        Trade receivables, net of allowance for doubtful
           accounts of $25,085 and $40,544.............................       350,837          700,191
        Inventories....................................................       642,786          886,896
        Prepaid expenses and other current assets .....................         -               21,614
                                                                         -------------    -------------
          Total current assets........................................      1,018,876        1,872,926
Property and equipment.................................................       223,887          273,933
Other assets:
        Patents, net...................................................       304,616          306,960
        Other assets...................................................        56,624           59,066
                                                                         -------------    ------------
                     Total assets......................................  $  1,604,003     $  2,512,885
                                                                         =============    ============

LIABILITIES AND SHAREHOLDERS' DEFICIT

Current liabilities:
        Revolving bank line of credit..................................  $  1,700,000     $  1,700,000
        Term loans, related parties....................................     1,860,000        1,760,000
        Accounts payable...............................................       804,413          805,039
        Accrued warranty costs.........................................       100,775           89,927
        Accrued interest payable.......................................       145,956           21,222
        Other customer deposits........................................         -              253,937
        Accrued payroll and related expenses...........................        60,459           75,644
                                                                         -------------    ------------
            Total current liabilities..................................  $  4,571,603     $  4,705,769

Commitments

Shareholders' deficit

        Preferred stock, $0.01 par value: 1,000,000 shares
           authorized no shares issued or outstanding..................
        Common stock, $0.01 par value; 25,000,000 shares
           authorized, 14,358,666 and 14,358,666 shares issued
           and outstanding, respectively...............................       143,587          143,587
        Additional paid in capital.....................................     5,756,744        5,756,744
        Accumulated deficit............................................    (8,967,931)      (8,093,215)
                                                                         -------------    -------------
           Total shareholders' deficit.................................    (3,067,600)      (2,192,884)
                                                                         -------------    -------------
                     Total liabilities and shareholders' deficit.......  $  1,604,003     $  2,512,885
                                                                         =============    =============

   The accompanying notes are an integral part of the financial statements.

                                MEGAMATION INC.

Item 1. Financial Statements

                           Statements of Operations
                                  (Unaudited)

                                                             Three months ended          Six months ended
                                                                December 31,                December 31,
                                                          ----------------------------------------------------
                                                             1995         1994          1995          1994
                                                          ----------   ----------   -----------    -----------

Revenues.. .......................................        $  582,843   $  958,489   $ 1,716,371    $ 1,967,084

Cost of revenues..................................           709,677      783,223     1,663,370      1,362,234
                                                          ----------   ----------   -----------    -----------
   Gross profit...................................          (126,834)     175,266        53,001        604,850

Selling expenses..................................            37,336      100,257        92,504        213,385

Development and
   engineering expenses...........................            84,634       87,643       200,284        170,208

General and administrative expenses...............           186,330      131,687       426,417        267,756
                                                          ----------   ----------   -----------    -----------

   Total operating expenses.......................           308,300      319,587       719,205        651,329
                                                          ----------   ----------   -----------    -----------

       Operating income/(loss)....................          (435,134)    (144,321)     (666,204)       (46,479)

Interest and debt expense.........................           104,821       61,949       208,512        108,277
                                                          ----------   ----------   -----------    -----------

   Net income/(loss)..............................        $ (539,955)  $ (206,270)  $  (874,716)   $  (154,756)
                                                          ==========   ==========   ===========    ===========

Net income/(loss) per common share................           $(0.04)     $(0.01)       $(0.06)        $(0.01)
                                                             =======     =======       =======        =======
Weighted average common
   shares outstanding.............................        14,358,666   14,358,666    14,358,666     14,059,752
                                                          ==========   ==========   ===========    ===========

   The accompanying notes are an integral part of the financial statements.

                                MEGAMATION INC.

Item 1. Financial Statements

                           Statements of Cash Flows
                                  (Unaudited)

                                                                    Six months ended
                                                                      December 31,
                                                             ------------------------------
                                                                 1995              1994
                                                             ------------      ------------
FROM OPERATING ACTIVITIES:
   Net Income/(loss)........................................ $   (874,716)     $   (154,756)
   Adjustments to reconcile net income (loss) to cash
      used in operating activities:
   Depreciation and amortization............................       71,810            45,834
   Decrease/(increase) in:
      Trade receivables.....................................      349,354          (262,678)
      Costs and estimated earnings on uncompleted
         contracts, net of customer deposits................          -            (390,149)
      Inventories...........................................      244,110          (216,304)
      Prepaid expenses and other current assets.............       21,614            19,686
      Other assets..........................................          442             8,504
   Increase/(decrease) in:
      Accounts payable......................................         (626)          (34,371)
      Accrued warranty costs................................       10,648           (23,801)
      Accrued interest payable..............................      124,734            36,104
      Customer deposits on uncompleted contracts,
         net of costs and estimated earnings................          -            (147,079)
   Other customer deposits..................................     (253,937)          220,867
   Accrued payroll and related expenses.....................      (15,185)          (27,056)
                                                             ------------      ------------

   Cash used in operating activities........................     (321,552)         (925,219)

FROM INVESTING ACTIVITIES:
   Purchases of property and equipment......................       (7,164)           (6,617)
   Costs of patents.........................................      (10,256)          (15,077)
                                                             ------------      ------------
   Cash used in investing activities........................      (17,420)          (21,694)

FROM FINANCING ACTIVITIES:
   Aggregate amount of payments on the
      bank line of credit...................................          -             (24,979)
   Aggregate amount of advances from the
      bank line of credit...................................          -             724,979
   Proceeds from Term Loans.................................      100,000           250,000
   Proceeds from Subscription Agreement.....................          -             105,000
                                                             ------------      ------------
   Cash from financing activities...........................      100,000         1,055,000

(DECREASE)/INCREASE IN CASH                                      (238,972)          108,057
   Cash beginning of period.................................      264,225             7,417
                                                             ------------      ------------
   Cash end of period....................................... $     25,253      $    115,504
                                                             ============      ============

SUPPLEMENTAL CASH FLOW INFORMATION:
   Interest paid during the period.......................... $     64,937      $     67,816
                                                             ============      ============

   The accompanying notes are an integral part of the financial statements.

                                MEGAMATION INC
                               December 31, 1995
                         Notes to Financial Statements

1.  BASIS OF PRESENTATION
    ---------------------

          The accompanying unaudited financial statements have been prepared in accordance with the instructions to Form 10-Q for quarterly reports under
Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, and therefore do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles.

          The financial information included in this report has been prepared in conformity with the accounting principles reflected in the financial statements included in the Annual Report on Form 10-K for the year ended June 30, 1995, as filed with the Securities and Exchange Commission.

          In the opinion of the management of Megamation Inc. (the "Company"), all material adjustments necessary for a fair statement of the results of operations for the interim periods presented (consisting of only normally recurring accruals and estimates), have been recorded.

          The results of operations for the period presented are not necessarily indicative of the results to be expected for the entire year.

2.  REVENUE RECOGNITION AND CONTRACT COSTS
    --------------------------------------

          The Company generally recognizes revenue upon the completion of one of the following: (1) the performance of a service, (2) the shipment of product, or (3) upon customer acceptance of completed units. The percentage of completion method is used for long term contracts generally involving the integration of the Company's products into a customer's production facility. Sales and operating income are recognized as work is performed, based on the relationship between actual labor cost incurred and the total labor cost estimated to be required. At December 31, 1995 and June 30, 1995, there were no long term contracts in process. At June 30, 1994, five long term contracts were in process (completed during fiscal 1995), for which the Company recorded $306,000 in revenue and $62,700 of operating income. At December 31, 1994 four contracts were in process for which the Company recorded $1,118,000 in revenue and $247,000 of operating income. One contract was completed during the quarter ended December 31, 1994 for which the Company recorded $291,000 in revenue and $61,000 in operating income during the term of the contract.

          Contract costs for contracts accounted for on the percentage of completion method include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs. Selling, general, and administrative costs are charged to expense as incurred. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions, and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

3.  INVENTORIES
    -----------

          Inventories consist of parts and subassemblies, work-in-process, and completed units which are valued at the lower of cost (first-in/first-out) or market value. Inventories are comprised of the following:


                                          December 31,  June 30,
                                              1995        1995
                                          ------------  --------
    Parts and subassemblies.............    $516,993    $786,575
    Work in process.....................     125,793     100,321
    Finished goods......................         -0-         -0-
                                            --------    --------
    Totals..............................    $642,786    $886,896
                                            ========    ========

                                MEGAMATION INC
                               December 31, 1995
                         Notes to Financial Statements


4.  DEBT
    ----

The Company's debt consists of the following:

                                       December 31,    June 30,
                                           1995          1995
                                       ------------   ----------
    Revolving bank line of credit....   $1,700,000    $1,700,000
    Term loans.......................    1,860,000     1,760,000
                                        ----------    ----------

                                        $3,560,000    $3,460,000
                                        ==========    ==========

     Under Agreements entered into on May 12, 1994, and amended on August 18, 1994, the Company is a party to a Credit and Security Agreement (the "Line") with a New Jersey bank secured by trade receivables and guaranteed by two principal stockholders and directors (the "Guarantors") pursuant to a Guarantee Agreement ("Agreement"). The Line provides for maximum borrowings of $1,700,000. Under the terms of the Agreement, the Guarantors each guarantee one-half of the outstanding balance of the Line. The Agreement imposes borrowing formula limitations of the sum of 85% of trade receivables and 40% of the qualifying open order backlog. At June 30 and December 31, 1995, the Company was not in compliance with those borrowing limitation requirements. Borrowings under the Line bear interest at the prime rate (9% and 7.25% at June 30, 1995 and 1994, respectively). Additionally, the Guarantors each receive quarterly fees calculated at a 1.5% annual rate on the average outstanding balance of the Line. The Guarantee fee expense which is included in interest expense was $45,187 for the year ended June 30, 1995 and $25,710 for the six months ended December 31, 1995. The Line expires on February 29, 1996.

     At June 30, 1994, the Term Loan (originally granted on December 21, 1988), was owed to an entity controlled by one of the Guarantors and was scheduled to mature on March 31, 1995. On February 11, 1994, the other Guarantor provided the Company with an additional $230,000 in the form of a New Term Loan, which was also due on March 31, 1995. In connection with the New Term Loan, the Guarantor was issued a warrant to purchase 460,000 shares of the Common Stock of the Company at $.55 per share. In consideration of extending the due date of the original Term Loan and modifying the security interest in the Company's assets to recognize the co-priority of the New Term Loan, the Guarantor controlling the entity holding the original Term Loan was issued a warrant to purchase 72,000 shares of the Common Stock of the Company exercisable at $.55 per share. No value was assigned to these warrants as the amount was not material. On December 16, 1994, the original Term Loan and the New Term Loan were amended to provide for an additional $500,000 in borrowings from the Guarantors. Additionally, the due dates of both Term Loans were extended to June 30, 1995. Coincident with these amendments, the Company borrowed an additional $250,000. In consideration of the December 1994 amendments, the Guarantors were each issued warrants to purchase 500,000 shares of the Common Stock of the Company at $.50 per share. No value was assigned to these warrants as the amount was not material. In February 1995 the Company borrowed the remaining $250,000 available under the Term Loans.

     The annual interest rate on both Term Loans is prime plus 4% with a maximum annual rate of 12%, payable quarterly in arrears. Substantially all of the Company's assets are pledged as collateral for the Company's obligations under the Term Loans, however the Term Loans have been subordinated to the Line. Provisions of the Line and both Term Loans prohibit the Company from paying cash dividends until these obligations are repaid. The interest rate on the Term Loans at June 30 and December 31, 1995 was 12%.

                                MEGAMATION INC
                               December 31, 1995
                         Notes to Financial Statements


     On March 3, 1995, the Company entered into an agreement with its principal stockholders to provide an additional $800,000 in the form of short term loans through June 30, 1995 and the Company borrowed this amount during fiscal 1995. In addition, past due interest of approximately $120,000 under the existing Term Loans with the stockholders was deferred until July 1, 1995. On May 12, 1995, the Company obtained an agreement for the extension of its Term Loans and the Line until January 1, 1996. Additionally, the May 12, 1995 agreement modified the lending terms of the March 3, 1995 agreement whereby the principal stockholders provided $700,000 in the form of short term loans and deferred $100,000 of the past due interest on the Term Loans to January 1, 1996. The May 12, 1995 agreement sets forth the parties' intention to convert the $700,000 of loans and the $100,000 of deferred past due interest to shares of the Company's capital stock on terms and conditions to be agreed upon among the parties as soon as is practicable. In view of the Company's need for substantial working capital, management believes that any such conversion would occur only in connection with a financing transaction. It is management's current intention to pursue such a transaction; however no agreements or commitments for financing exist and there can be no assurance that a financing transaction will occur, nor as to the terms, if any, upon which a financing can be achieved. On December 4, 1995, the Company obtained an agreement for the extension of its Term Loans and the Line until February 29, 1996. At December 31, 1995 there was accrued interest of $13,069 on the Line, $107,178 on the term loans and $25,709 on the guarantee fees. In December 1995 the Company borrowed $100,000 from one of the Company's principal stockholders. Since January 1, 1996 the Company borrowed a total of $235,000 from the Company's two principal stockholders. These term loans follow the same term and conditions as the previously issued loans to these stockholders.

     At June 30 and December 31, 1995, the Company was not in compliance with several financial covenants under the Agreement relating to, among other things, net worth and under the Term Loans relating to, among other things, minimum order levels. As of February 9, 1996 such non-compliance was continuing. The lenders have not exercised their rights to accelerate payment under the loans, but may do so at anytime.

5.  COMMON STOCK AND STOCK WARRANT TRANSACTIONS
    -------------------------------------------

     In August 1994, the Company's two principal stockholders each purchased 500,000 shares of Common Stock. Net proceeds to the Company were $105,000. In December 1994, 1,000,000 warrants at $.50 per share, were issued in connection with the Term loans (Note 4). As of December 31, 1995, there has been no fiscal 1996 common stock or stock warrant transactions.

6.  INCOME TAXES
    ------------

     The Company adopted Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes", effective July 1, 1993. The cumulative effect of adopting SFAS No. 109 had no impact on the Company's financial statements.

     SFAS No. 109 provides for, among other things, the recognition of deferred tax assets subject to a valuation allowance. At July 1, 1994, the Company recorded a deferred tax asset of approximately $2,276,000 primarily relating to net operating loss carryforwards ("NOL") which amounted to $5,113,000 at June 30, 1994. Also at July 1, 1994, the Company established a valuation allowance equal to the full amount of the deferred tax asset.

     For the years ended June 30, 1995 and 1994, no income tax expense or benefit was recorded. The Company increased its deferred tax asset by approximately $783,000 and $687,000, for the years ended June 30, 1995 and 1994 respectively, with corresponding increases in the valuation allowance.

                                MEGAMATION INC
                               December 31, 1995
                         Notes to Financial Statements


    The difference between the NOL for tax purposes of $6,867,000 and the NOL for book purposes of $8,093,000 primarily reflects the net effect of timing differences between the treatment of research and development costs for tax and book purposes. The NOL's expire at various times and in varying amounts through the year 2010.

    These losses would generally be available to offset future taxable income, if any. The utilization of Federal income tax loss carryforwards in any year is subject to limitation if the Company experiences a certain level of changes in ownership over any three year period. Management has recently determined that the effects of changes in ownership through June 30, 1995 have not had a material effect on the future utilization of the Company's operating loss carryforwards. However, there have been substantial changes in ownership during the prior three year period and future changes in ownership as a result of a financing or otherwise could result in a substantial limitation on the amount of operating loss carryforwards which the Company would apply in any one year to offset income.

7.  NET LOSS PER COMMON SHARE
    -------------------------

    Net losses per common share have been computed using the weighted average number of common shares outstanding during the respective periods. Common stock warrants and options outstanding were not included in the calculations, as the effect of inclusion would be anti-dilutive.

8.  GOING CONCERN
    -------------

    The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, during the year ended June 30, 1995 and the quarter ended December 31, 1995, the Company incurred net losses of $1,991,000 and $540,000, respectively, and, as of December 31, 1995, the Company's current liabilities exceeded its current assets by $3,653,000, and its total liabilities exceeded its total assets by $3,068,000. These factors among others indicated that at June 30, 1995 that it was unlikely that the Company would be able to continue as a going concern beyond December 31, 1995 absent additional financing. Since January 1, 1996 the principal stockholders have loaned the Company an additional $235,000 for the Company to meet its minimum cash flow and working capital requirements.

    Management has provided the principal stockholders, at their request, a schedule of the Company's anticipated cash needs through June 30, 1996.
Although there are no commitments, management believes that given the past and recent support provided by the principal stockholders, the needed funding will be made available to provide for the Company's minimum cash flow and working capital requirements through June 30, 1996, or such time as a financing occurs, provided there are no adverse changes in the Company's projected operations. Management believes that if such funding is provided, the holders of the Bank Line of Credit and Term Loans will not exercise their rights to elect to accelerate the due dates thereof, and the Company will receive further extensions of its Bank Line of Credit and various Term Loans beyond the current February 29, 1996 maturity date. However, there can be no assurance that any of the foregoing will occur.

    The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

                                MEGAMATION INC.
                               December 31, 1995

Item 2.      Management's Discussion and Analysis of Financial
             Condition and Results of Operations
             -------------------------------------------------

Strategic and Financial Objectives

     Throughout its history the Company has experienced significant losses and corresponding negative cash flows from operations, which continued through the quarter ended December 31, 1995 (see Note 8). The Company's current business strategy is to focus on building: (a) specialized automation workstations for the healthcare industry, (b) high speed non-contact scanning systems, and (c) mechanical assembly systems for automotive transmissions and other applications. The Company previously had placed emphasis on supplying large-scale integrated systems for diverse industries. Management believes that there is a significant business opportunity for its products in the health care industry and that it can compete effectively in the high speed non-contact scanning and mechanical assembly markets.

     The success of the Company's current strategy is dependent on, but not limited to: (a) the Company's ability to successfully serve a current strategic health care industry customer, gain additional orders from that customer, and leverage the success in serving this customer to develop customer relationships with other leading health care industry leaders, (b) the Company's ability to recapitalize its financial condition in order to provide sufficient working capital and financial resources to execute its business strategy, and (c) the Company's ability to attract and retain highly competent and professional employees.

Health Care

       The health care industry today faces extreme pressure to reduce costs, errors, and improve safety. Certain segments of the health care industry, such as clinical laboratories, require automation to meet these pressures. Health care industry automation is currently in its infancy and the Company believes it is well positioned in terms of product and knowledge of the industry's needs, to capture a significant share of this market. Management believes its automation workstations are ideally suited for the health care industry and specifically clinical laboratories because all of the Company's automation workstations incorporate an automatic shutdown feature which is activated when any moving automatic tool encounters an obstruction, making the Company's products among the safest automation systems available. This feature is extremely important in applications where the automation systems require a high level of human interaction which is normally the case in clinical laboratories and other health care applications. Additionally, the Company's automation workstations have historically performed more work, in less space than other traditional automation systems. The Company believes that more work in less space is one of the most critical requirements for controlling costs in healthcare industry applications.

High speed, non-contact scanning

       The Company's automation workstations serve as an integrated workstation for high speed non-contact scanning applications for gathering dimensional data for high volume parts manufacturing applications. The Company's automation workstation is combined with scanners and related database and application software to gather dimensional data of an object or surface to validate the dimensions to the design intent. The automation workstation positions a scanner employing laser radar technology that provides accurate three-dimensional images. The captured images are then converted into dimensions by another supplier's proprietary digital signal processing electronics and a sophisticated rectification process. The automation workstation provides a high-speed means of precisely addressing and positioning the scanners at designated data points in defined planes and angles. This application can measure and analyze sources of variation to enhance continuous process improvement which will enable customers to reduce cost and increase both quality and throughput. Management believes that there is a substantial potential market for the inspection and measurement of parts in high volume, repetitive manufacturing applications.

                                MEGAMATION INC.
                               December 31, 1995


Item 2.      Management's Discussion and Analysis of
             Financial Condition and Results of Operations (continued)
             ---------------------------------------------------------

Mechanical Assembly Systems for Automotive Transmissions and Other Applications

     The automation workstation was initially designed to pick and place automotive light assembly parts and printed circuit board components. The Company has sold workstations for several such applications, the principal one being for automotive transmissions.


Results of Operations

Six Months Ended December 31, 1995 and 1994

Net Revenues and Cost of Revenues

     Net revenues for the six months ended December 31, 1995 (the "current period") were $1,716,000 compared to $1,967,000 for the six months ended December 31, 1994, (the "prior period"), a decrease of 13%. Cost of revenues for the current period were 97% of net revenues compared to 69% of net revenues in the prior period. During the prior period a one-time, application specific technology license fee for $300,000 was recorded. Cost of revenues for the prior period without the recognition of the $300,000 license fee would have been 82%. The cost of revenues increased 15% to 97% for the current period due to inventory write offs and various overhead costs being charged to cost of sales in the current period due to the under utilization of production capacity in contrast to the prior period when these costs were being allocated to long term projects being accounted for by the percentage of completion method. Five MEGA 2(R) systems and one MEGA 1(R) system were sold during the current period generating $844,000 of revenues versus no MEGA 1 systems and one MEGA 2 system sold during the prior period generating $81,000 of revenues. No revenues in the current period were recognized from the percentage of completion method while the prior period realized revenues of $1,103,000 by this method. Other revenues (primarily engineering, service, spare parts, and training) were $872,000 during the current period versus $483,000 during the prior period. The primary reason for the $389,000 increase in other revenues for the current period was a $352,000 increase in engineering revenues, which were derived primarily from the Company's health care industry customer.

Operating Expenses

     Operating expenses increased 10% to $719,000 in the current period from $651,000 in the prior period, an increase of $68,000. The increase in operating expenses was due to higher general and administrative and development and engineering expenses partially offset by a decrease in selling expenses.

     Selling expenses decreased 56% to $93,000 during the current period from $213,000 during the prior period, a decrease of $120,000. The decrease in selling expenses was primarily the result of lower salary and related expenses resulting from reduced headcount.

                                MEGAMATION INC.
                               December 31, 1995


Item 2.      Management's Discussion and Analysis of
             Financial Condition and Results of Operations (continued)
             ---------------------------------------------------------

     Development and engineering expenses increased 18% to $200,000 during the current period from $170,000 during the prior period, an increase of $30,000. The increase in development and engineering expenses was primarily the result of higher salary and related expense resulting from efforts on various development projects relating to the MEGA 2, which were partially offset by lower material expenses.

     General and administrative expenses increased 59% to $426,000 during the current period from $268,000 during the prior period, an increase of $158,000. The increase in general and administrative expenses was primarily due to increases in salary and related expenses, professional fees, and allocated insurance costs.

Interest and Debt Expense

     Interest and debt expense increased 93% to $209,000 during the current period from $108,000 during the prior period, an increase of $101,000. The change was primarily due to the increase in term loans with related parties from the prior period's balance of $710,000 to the current period's balance of $1,860,000.

Net Loss

     Net loss for the current period of $875,000 compared to a net loss of $155,000 for the prior period. Loss per share for the current period was $(0.06) compared to $(0.01) per share during the prior period. The primary reasons for the increase in the net loss during the current period was the impact in the prior period from the recognition of the one time application specific license fee of $300,000, the decrease in gross profit margin, along with increases in general and administrative expenses and interest and debt expense.

     The increase in average common shares outstanding during the current period resulted from the issuance of 1,000,000 shares on August 25, 1994 in exchange for $105,000.

                                MEGAMATION INC.
                               December 31, 1995


Item 2.      Management's Discussion and Analysis of
             Financial Condition and Results of Operations (continued)
             ---------------------------------------------------------

Results of Operations

Three Months Ended December 31, 1995 and 1994

Net Revenues and Cost of Revenues

     Net revenues for the three months ended December 31, 1995 (the "current quarter") were $583,000 compared to $958,000 for the three months ended December 31, 1994, (the "prior quarter"), a decrease of 39%. Cost of revenues for the current quarter were 122% of net revenues compared to 82% of net revenues in the prior quarter. The cost of revenues increased 40% to 122% for the current quarter due to inventory write offs and various overhead costs being charged to cost of sales in the current quarter due to the under utilization of production capacity in contrast to the prior quarter when these costs were being allocated to long term projects being accounted for by the percentage of completion method. Two MEGA 2(R) systems and one MEGA 1(R) system were sold during the current quarter generating $274,000 of revenues versus no MEGA 1 systems and one MEGA 2 system sold during the prior quarter generating $81,000 of revenues. No revenues in the current quarter were recognized from the percentage of completion method, while the prior quarter realized revenues of $687,000 by this method. Other revenues (primarily engineering, service, spare parts, and training) were $309,000 during the current quarter versus $190,000 during the prior quarter. The primary reason for the $119,000 increase in other revenues for the current quarter was an increase in engineering revenues, which were primarily derived from the Company's health care industry customer.

Operating Expenses

     Operating expenses decreased 4% to $308,000 in the current quarter from $320,000 in the prior quarter, a decrease of $12,000. The decrease in operating expenses was due to lower selling and development and engineering expenses, which were partially offset by higher general and administrative expenses.

     Selling expenses decreased 63% to $37,000 during the current quarter from $100,000 during the prior quarter, a decrease of $63,000. The decrease in selling expenses was the result of lower salary and related expenses related to reduced headcount, travel and advertising costs.

     Development and engineering expenses decreased 3% to $85,000 during the current quarter from $88,000 during the prior quarter, a decrease of $3,000.
The decrease in development and engineering expenses was primarily the result of lower material expenses, which were partially offset by higher salary and related expenses.

     General and administrative expenses increased 42% to $186,000 during the current quarter from $132,000 during the prior quarter, an increase of $54,000. The increase in general and administrative expenses was primarily due to increases in salary and related expenses, amortization costs, and allocated rent and utility expenses, which were partially offset by lower depreciation and equipment maintenance expenses.

                                MEGAMATION INC.
                               December 31, 1995


Item 2.      Management's Discussion and Analysis of
             Financial Condition and Results of Operations (continued)
             ---------------------------------------------------------

Interest and Debt Expense

     Interest and debt expense increased 69% to $105,000 during the current quarter from $62,000 during the prior quarter, an increase of $43,000. The change was primarily due to the increase in term loans with related parties from the prior quarter's balance of $710,000 to the current quarter's balance of $1,860,000.

Net Loss

     Net loss for the current quarter of $540,000 compared to a net loss of $206,000 for the prior quarter. Loss per share for the current quarter was $(0.04) compared to $(0.01) per share during the prior quarter. The primary reason for the increase in the net loss during the current quarter was the negative gross profit margin and the increased interest and debt expense, which was partially offset by a decrease in operating expenses.

Liquidity and Capital Resources

     The financial condition of the Company has continued to decline during the quarter ended December 31, 1995. Company operations have never provided a positive cash flow and the Company has relied on loans and the proceeds from the sale of common stock to fund its operations since inception. The shareholder's deficit at December 31, 1995 was $3,068,000, which was an increase of $875,000 since June 30, 1995, (the amount of the net loss for the six months ended December 31, 1995).

Cash declined $239,000 during the period from a beginning balance of $264,000 to an ending balance of $25,000. The Company's current liabilities exceeded its current assets by $3,653,000 and $743,000 at December 31, 1995 and 1994, respectively, primarily due to the increases in the term loans to related parties (see Note 4) and accounts payable and decreases in inventory and accounts receivable.

     The Company maintains a bank line of credit and has borrowed the maximum limit of the bank line of $1,700,000. The bank line of credit is guaranteed by related parties. As of December 31, 1995 the Company has also borrowed $1,860,000 in the form of term loans from the same related parties that guarantee the bank line of credit (see Note 8). Accounts payable total $804,000 and represent approximately one hundred seven days aging. Terms with most of the Company's trade vendors are currently on a cash-on-delivery basis.

     Capital investments have been curtailed because the Company does not have cash available to make any capital investments. During the past year the only significant capital investments have been for computers and software for the implementation of an integrated accounting and manufacturing control system and the development of the MEGA 2 and specialized MEGA 2 workstations. These projects have been substantially completed and require little additional capital investment.

     The Company has not issued any common stock since August 1994, (see Note
5).

                                MEGAMATION INC.
                               December 31, 1995


Item 2.      Management's Discussion and Analysis of
             Financial Condition and Results of Operations (continued)
             ---------------------------------------------------------

     The Company and the principal stockholders previously entered into an agreement which provided that the principal stockholders would convert $800,000 of term loans and deferred interest owed to them to capital stock on terms to be agreed upon. As stated in the Company's Form 10-K for the period ended June 30, 1995, it was unlikely that the Company would be able to continue as a going concern beyond December 31, 1995 absent additional financing. Since January 1, 1996 the principal stockholders have loaned the Company an additional $235,000 on a demand basis in order for the Company to meet its minimum cash flow and working capital requirements.

     Management has provided the principal stockholders, at their request, a schedule of the Company's anticipated cash needs through June 30, 1996.
Although there are no commitments, management believes that given the past and recent support provided by the principal stockholders, the needed funding will be made available to provide for the Company's minimum cash flow and working capital requirements through June 30, 1996, or such time as a financing occurs, provided there are no adverse changes in the Company's projected operations. Management believes that if such funding is provided, the holders of the Bank Line of Credit and Term Loans will not exercise their rights to elect to accelerate the due dates thereof, and the Company will receive further extensions of its Bank Line of Credit and various Term Loans beyond the current February 29, 1996 maturity date. However, there can be no assurance that any of the foregoing will occur.

                                MEGAMATION INC.
                               December 31, 1995


PART II - OTHER INFORMATION

Item 1.  Legal Proceedings

         None

Item 2.  Changes in Securities.

         Not applicable.

Item 3.  Defaults upon Senior Securities.

         As of December 31, 1995 the Company had accrued but not paid $107,000 in interest due on term loans of $1,860,000 outstanding as of the same date. No demand for payment of the amounts in default or notice of acceleration of the Term Loans has been received by the Company. (See Notes to Financial Statements-Note 4, and Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources.)

Item 4.  Submission of Matters to a Vote of Security Holders.

         None

Item 5.  Other Information.

         None

Item 6.  Exhibits and Reports on Form S-K.

     (a)    Exh. No.                             Description
         ----------------------------------------------------------------------
             10.1 Fourth Amendment to Note and Revolving Loan and Security Agreement.

             10.2  Third Amendment to Guaranty made by Tristram C. Colket, Jr.

             10.3  Third Amendment to Guaranty made by Max Cooper.

             10.4  Term Note by the Company to Tristram C. Colket Jr.

     (b) No reports on Form 8-K were required to be filed with respect to events occurring in the quarter ended December 31, 1995.

                                MEGAMATION INC.
                               December 31, 1995


                                   SIGNATURES
                                   ----------


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                           MEGAMATION INC.


Date        February 9, 1996               /s/ THOMAS D. SCHMIDT
      ----------------------------         -------------------------------------
                                           Thomas D. Schmidt
                                           Vice President of Marketing and Sales


Date        February 9, 1996               /s/ THOMAS W. MURPHY
      ----------------------------         -------------------------------------
                                           Thomas W. Murphy
                                           Controller, Chief Accounting Officer
                                           and Secretary

                                MEGAMATION INC.
                               December 31, 1995

                                             EXHIBIT INDEX

  Exh. No.                                    Description                                Page No.
- ---------------------------------------------------------------------------------------------------
 10.1        Fourth Amendment to Note and Revolving Loan and Security Agreement.            18

 10.2        Third Amendment to Guaranty made by Tristram C. Colket, Jr.                    23

 10.3        Third Amendment to Guaranty made by Max Cooper.                                26

 10.4        Term Note by the Company to Tristram C. Colket Jr.                             29